                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                        PLANET POLYMER TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   727044 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              REBECCA A. PETCAVICH
                               6832 TOWN VIEW LANE
                               SAN DIEGO, CA 92120
                                 (619) 582-1025
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                OCTOBER 30, 1997
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



                         (Continued on following pages)
                               (Page 1 of 5 Pages)


-------------------------------------       ------------------------------------
CUSIP NO. 727044 10 9                  13D                     Page 1 of 5 Pages
-------------------------------------       ------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                     Rebecca A. Petcavich
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a) |_|(b) |_|
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                     OO
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        |_|
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
----------------------------- --------- ----------------------------------------------------------------------------
           NUMBER                7      SOLE VOTING POWER
         OF SHARES                                                 743,599
        BENEFICIALLY
          OWNED BY
         REPORTING
        PERSON WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                                                   -0-
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                                                   743,599
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                                   -0-
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:          743,599
 ---------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                          |_|
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                               14.02%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                               IN
----------- --------------------------------------------------------------------------------------------------------

                               (Page 2 of 5 Pages)

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 2 (the "Amendment") to the Schedule 13D dated as of November 29, 1995, and filed with the Securities and Exchange Commission on March 6, 1996, as amended on February 14, 1997, relates to the beneficial ownership of shares of the Common Stock (the "Common Stock") of Planet Polymer Technologies, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9985 Businesspark Avenue, Suite A, San Diego, CA 92131.

     This Amendment is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, and Rule 13d-2 thereunder to disclose the decrease in beneficial ownership by 121,000 shares of Common Stock pursuant to the cancellation of an option to purchase 121,000 shares of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND

         (A)      Rebecca A. Petcavich

         (B)      6832 Town View Lane
                  San Diego, CA 92120

         (C)      Student
                  San Diego State University
                  San Diego, CA

         (D)      Not Applicable

         (E)      Not Applicable

         (F)      United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     A decrease in the beneficial ownership of 121,000 shares of Common Stock was caused by the cancellation of a Nonstatutory Stock Option to purchase 121,000 shares of Common Stock at an exercise price of $8.938 per share. Such option was cancelled on October 30, 1997.



                               (Page 3 of 5 Pages)

ITEM 4.  PURPOSE OF THE TRANSACTION

     Decreased beneficial ownership of shares of Common Stock occurred in connection with the cancellation of a Nonstatutory Stock Option.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Beneficial Ownership: 743,599 including 25,000 shares issuable upon exercise of options held by Ms. Petcavich within 60 days of December 31, 1997.

                  Percentage Ownership:                       14.02%

         (b)      Sole Voting Power:                          743,599

                  Shared Voting Power:                        -0-

                  Sole Dispositive Power:                     743,599

                  Shared Dispositive Power:                   -0-

         (c)      Recent Transactions:                        None.

         (d)      Right to Receive Dividends:                 Not applicable

         (e)      Ownership below 5%:                         Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                               (Page 4 of 5 Pages)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February  3, 1998




                                        /s/ Rebecca A. Petcavich
                                        -----------------------------------
                                        Rebecca A. Petacavich



                               (Page 5 of 5 Pages)